Filed by Alcan Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended.

Subject Company: Pechiney S.A.
Commission File No. 333-106851
Date: November 26, 2003

Press Release	A

FOR IMMEDIATE RELEASE

ACCEPTANCE PERIOD FOR ALCAN'S OFFERS FOR PECHINEY CLOSES

Montreal, Canada - November 25, 2003 - Alcan Inc. (NYSE, TSX: AL) today announced that the acceptance period for its French and U.S. offers for Pechiney closed at 5:00 p.m. New York time yesterday (November 24, 2003).

As stated in the offer documentation, the French Autorité des marchés financiers (AMF), successor to the French Conseil des Marchés Financiers, is expected to publish the results of the offers on a preliminary basis six or seven French trading days after the expiration date and on a definitive basis nine French trading days after the expiration date. Alcan will issue a press release regarding the results of the offers promptly after each announcement by the AMF.

In the meantime, in accordance with the requirements of the New York Stock Exchange, Alcan has been asked to disclose the results of the tender process for the Pechiney American Depositary Shares (ADSs) at the close of the acceptance period. In this regard, the Bank of New York, as exchange agent for the ADSs advises that, at the expiration of the acceptance period, 3,317,605 ADSs (including 699,706 subject to the notice of guarantee period) out of a total of 3,523,734 ADSs outstanding were tendered to the offer. Based on Pechiney's Schedule 14D-9 filed in connection with the offers, the total number of Pechiney common shares underlying the ADSs represent approximately 2.5 per cent of all Pechiney common shares outstanding. The result obtained in relation to the ADSs is not final and will be combined with the overall results obtained under the offers.

If, through the offers, Alcan acquires between two-thirds and 95 per cent of Pechiney's total share capital and voting rights on a fully diluted basis as described in the offer, a subsequent offering period will open for at least 10 French trading days. If this is the case, Alcan will issue a further press release with the details of the subsequent offering period.

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This press release is for informational purposes only. It shall not constitute an offer to purchase or the solicitation of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer is only open to holders of Pechiney securities who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368